Exhibit 99.1
KB Financial Group Inc.
Interim Financial Statements
March 31, 2009

KB Financial Group Inc.
Index
March 31, 2009

Page(s)

Report of Independent Accountants	1~2
Non-Consolidated Interim Financial Statements
Statement of Financial Position	3
Statement of Income	4
Statement of Changes in Shareholders’ Equity	5
Statement of Cash Flows	6~7
Notes to Non-Consolidated Interim Financial Statements	8~33

Report of Independent Accountants
To the Shareholders and Board of Directors of
KB Financial Group Inc.
We have reviewed the accompanying non-consolidated statement of financial position of KB Financial Group Inc. (the “Company”) as of March 31, 2009, and the related non-consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2009, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our review.
We conducted our review in accordance with the quarterly and semi-annual review standards in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that cause us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

We have audited the non-consolidated statement of financial position of KB Financial Group Inc. as of December 31, 2008, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 9, 2009. These financial statements are not included in this review report. The non-consolidated statement of financial position as of December 31, 2008, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2008.
Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.
Seoul, Korea
May 11, 2009

This report is effective as of May 11, 2009, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.
Non-Consolidated Statement of Financial Position
March 31, 2009 and December 31, 2008

(in millions of Korean won)	2009		2008

Assets
Cash and due from banks (Notes 3, 18 and 20)	~~W~~	25,778	~~W~~	1,849
Equity method investments (Notes 4 and 20)		16,644,380		16,345,052
Loans receivable, net (Notes 5 and 20)		99,500		199,000
Property and equipment, net (Note 6)		2,884		3,214
Other assets, net (Notes 7 and 18)		23,506		18,904

Total assets	~~W~~	16,796,048	~~W~~	16,568,019

Liabilities and shareholders’ equity
Liabilities
Borrowings (Notes 8, 20 and 23)	~~W~~	80,000	~~W~~	232,000
Debentures, net of discount (Notes 8 and 20)		797,760		498,572
Other liabilities, net (Notes 9, 13 and 14)		12,178		8,836

Total liabilities		889,938		739,408

Shareholders’ equity
Common stock (Note 10)		1,781,758		1,781,758
Capital surplus (Note 11)		15,473,511		15,473,511
Capital adjustment (Note 4)		(3,146,561)		(3,145,102)
Accumulated other comprehensive income (Note 16)		926,050		1,087,503
Retained earnings		871,352		630,941

Total shareholders’ equity		15,906,110		15,828,611

Total liabilities and shareholders’ equity	~~W~~	16,796,048	~~W~~	16,568,019

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Non-Consolidated Statement of Income
For the Three-month Period Ended March 31, 2009

(in millions of Korean won, except per share amounts)	2009

Operating revenues
Gain on valuation of equity method investments (Notes 4 and 21)	~~W~~	257,466
Interest income (Note 18)		3,494
Reversal of allowance for loans (Note 5)		500

		261,460

Operating expenses
Loss on valuation of equity method investments (Notes 4 and 21)		448
Interest expense		13,461
Commission expense		2,247
Selling and administrative expenses (Notes 6, 7, 9, 13, 18 and 24)		6,893

		23,049

Operating income		238,411

Non-operating income		138

Income before income taxes		238,549

Income tax expense (Note 14)		218

Net income	~~W~~	238,331

Per share data (Note 15)
Basic and diluted earnings per share	~~W~~	771
The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Non-Consolidated Statement of Changes in Shareholders’ Equity
For the Three-month Period Ended March 31, 2009

							Accumulated
							other
							comprehensive
	Capital		Capital		Capital		income and		Retained
(in millions of Korean won)	stock		surplus		adjustment		expense		earnings		Total

January 1, 2009	~~W~~	1,781,758	~~W~~	15,473,511	~~W~~	(3,145,102)	~~W~~	1,087,503	~~W~~	630,941	~~W~~	15,828,611
Net income		—		—		—		—		238,331		238,331
Changes in equity method investments		—		—		(1,459)		(161,453)		2,080		(160,832)

March 31, 2009	~~W~~	1,781,758	~~W~~	15,473,511	~~W~~	(3,146,561)	~~W~~	926,050	~~W~~	871,352	~~W~~	15,906,110

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Non-Consolidated Statement of Cash Flows
For the Three-month Period Ended March 31, 2009

(in millions of Korean won)	2009

Cash flows from operating activities
Net income	~~W~~	238,331

Adjustments to reconcile net income to net cash used in operating activities
Loss on valuation of equity method investments		448
Provision for severance benefits		1,139
Stock compensation expense		167
Depreciation and amortization		543
Interest expense		122
Gain on valuation of equity method investments		(257,466)
Reversal of allowance for loans		(500)
Gain on valuation of pension plan assets		(39)

		(255,586)

Changes in operating assets and liabilities
Decrease in equity method investments (dividend income)		98,200
Decrease in accounts receivable		2
Decrease in accrued income		960
Decrease in prepaid expenses		682
Increase in other assets		(71)
Decrease in accounts payable		(14)
Increase in accrued expense		503
Increase in deferred tax liabilities		218
Succession in severance and retirement benefits		109
Increase in pension plan assets		(72)
Decrease in withholding tax payables		(11)

		100,506

Net cash provided by operating activities		83,251

KB Financial Group Inc.
Non-Consolidated Statement of Cash Flows
For the Three-month Period Ended March 31, 2009

(in millions of Korean won)	2009

Cash flows from investing activities
Collection of loans		100,000
Acquisition of equity method investments		(300,000)
Acquisition of property and equipment		(83)
Acquisition of guarantee deposits		(6,305)

Net cash used in investing activities		(206,388)

Cash flows from financing activities
Proceeds from borrowings		25,000
Proceeds from debentures		299,066
Payment of borrowings		(177,000)

Net cash provided by financing activities		147,066

Net increase in cash and cash equivalents		23,929

Cash and cash equivalents (Note 17)
Beginning of period		1,846

End of period	~~W~~	25,775

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
1. The Company
KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s common stock as of March 31, 2009, is ~~W~~1,781,758 million.
The Company is authorized to issue 1,000 million shares. The Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.
A major shareholder as of March 31, 2009, is as follows:

	Number of Shares	Percentage of
Name of Shareholder	Owned	Ownership(%)

National Pension Service	22,548,541	6.33
Details of its subsidiaries are as follows:
(1) Kookmin Bank
Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act. The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Services Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Kookmin Bank’s common stock as of March 31, 2009, is ~~W~~2,481,896 million.
The Bank’s shares have been listed on the KRX since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the KRX on November 9, 2001. In addition, the Bank listed its ADS on the NYSE on November 1, 2001, following the consolidation with H&CB. H&CB listed its ADS on the NYSE on October 3, 2000, prior to the business combination. The Bank became a wholly owned subsidiary of the Company through a comprehensive stock transfer on September 29, 2008. In addition, the Bank’s listed shares and depositary shares on the KRX and the NYSE were delisted on October 10, 2008 and September 26, 2008, respectively.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Trust Business Act and Specialized Credit Financial Business Act, respectively. The Bank, with headquarters based in Seoul, operates through 1,193 domestic branches and offices (excluding 303 automated teller machine stations) and five overseas branches (excluding two subsidiaries and three offices) as of March 31, 2009.
(2) KB Investment & Securities Co., Ltd.
KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in security trading, underwriting and brokerage services. On March 11, 2008, the former name of Hannuri Investment & Securities changed to KB Investment & Securities. Its headquarters are located in Seoul. KB Investment & Securities common stock as of March 31, 2009, is ~~W~~78,000 million.
(3) KB Asset Management Co., Ltd.
KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investment in securities and on July 1997, started to engage in security investment trust operations under the Security Investment Trust Business Act. Its headquarters are located in Seoul. KB Asset Management’s common stock as of March 31, 2009, is ~~W~~38,338 million.
(4) KB Real Estate Trust Co., Ltd.
KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under Section 3 of the Trust Business Act, Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc.. 25 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s common stock as of March 31, 2009, is ~~W~~80,000 million.
(5) KB Investment Co., Ltd.
KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company under Section 7 of the Support for Small and Medium Enterprise Establishment Act was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March 2001, the company, under the Industrial Development Act, registered as Corporate Restructuring Company in the Ministry of Knowledge Economy. Its headquarters are located in Seoul. KB Investment’s common stock as of March 31, 2009, is ~~W~~44,759 million.
(6) KB Futures Co., Ltd.
KB Futures Co., Ltd. (the “KB Futures”) was established on March 1997 to engage in futures trading, trust, intermediation, or brokerage services. The company became a member of the KRX on January 8, 1999. Its headquarters are located in Seoul. KB Futures’ common stock as of March 31, 2009, is ~~W~~20,000 million.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
(7) KB Credit Information Co., Ltd.
KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s common stock as of March 31, 2009, is ~~W~~6,262 million.
(8) KB Data Systems Co., Ltd.
KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ common stock as of March 31, 2009, is ~~W~~8,000 million.
Details of its major second tier subsidiary are as follows:
KB Life Insurance Co., Ltd.
KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. Life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s common stock as of March 31, 2009, is ~~W~~156,000 million.
The percentage of ownership in subsidiaries as of March 31, 2009, is as follows:

		Number of
Investors	Investees	Shares	Ownership(%)

KB Financial Group Inc.	Kookmin Bank	496,379,116	100.00
	KB Investment & Securities Co., Ltd.	15,600,000	100.00
	KB Asset Management Co., Ltd.	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	16,000,000	100.00
	KB Investment Co., Ltd.	8,951,797	100.00
	KB Futures Co., Ltd.	4,000,000	100.00
	KB Credit Information Co., Ltd.	1,252,400	100.00
	KB Data Systems Co., Ltd.	800,000	100.00
Kookmin Bank	KB Financial Group Inc.	47,407,671	13.30
	KB Life Insurance Co., Ltd.	15,912,000	51.00
	Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	2,000,000	100.00
KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	999,999	99.99
KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1	4,510,720,000	2.56

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
2. Significant Accounting Policies
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”). The Company has adopted SKFAS No. 1 through No. 24, except No. 14, and No. 101 in the preparation of its financial statements as of and for the three-month period ended March 31, 2009. Significant accounting policies followed in the preparation of these financial statements are as follows:
Equity Method Investments
Investments in equity securities of subsidiaries, over which the Company exercises a significant control or influence, are accounted for using the equity method. Under the equity method, the Company accounts for its proportionate ownership in the book value of the subsidiary in current operations as adjustment to income or loss, retained earnings, capital surplus, capital adjustments, or accumulated other comprehensive income depending on the nature of the underlying change in the book value of the subsidiaries. The acquisition cost of the Company stock owned by its subsidiaries is deducted from the Company’s equity method investments and accounted as capital adjustment.
The Company discontinues the equity method for equity method investments when the Company’s share of accumulated losses equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the subsidiaries equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.
Significant difference between expected cash flow from equity method investments and the Company’s proportionate ownership in the net book value of the investees is accounted for as impairment loss from equity method investments. When the estimated future expected cash flows from equity method investments exceed the carrying value after impairment, such recovery is recorded in current operations up to the recorded impairment loss amount.
If the equity method investee is one of the Company’s subsidiaries, which is subject to consolidation, the changes, arising from additional stock purchase or capital increase and from the net difference of net asset value of investee and acquisition cost, in net asset from the date of consolidation are reflected as changes in capital surplus or capital adjustment in the Company’s statement of financial position.
The excess of the acquisition cost over the proportionate fair value of the investee’s net asset is amortized using the straight-line method up to a maximum of 20 years. The excess of the proportionate fair value of net asset over the acquisition cost(“the excess”), arising from the agreed expected future loss or expense, is recognized as income when expected future loss or expense is incurred. The excess up to fair value of identifiable non-monetary assets is recognized as income over the years using the weighted average useful lives of non-monetary assets. The excess over fair value of identifiable non-monetary assets is recognized as income and reflected in the equity
Unrealized gains or losses on transactions between the Company and subsidiaries are eliminated to the extent of the Company’s interest in each equity method investee. Unrealized gains or losses from downstream sales is fully eliminated and reflected in equity method investments.
Allowance for Loan Losses
The Company provides an allowance for loan losses based on reasonable and objective

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
analysis of the borrowers’ capacity to repay their obligation.
Property and Equipment
The cost of property and equipment includes purchase costs, incidental costs directly related to preparing the property and equipment for use, and the discounted estimated costs to remove, dismantle or restore property and equipment at the end of the estimated useful lives of the related assets, when these costs meet the conditions for the recognition of liabilities.
Property and equipment are recorded as net of accumulated depreciation and impairment loss. Depreciation is computed using declining balance method based on the estimated useful lives of the assets as follows:

Items	Depreciation Method	Estimated Useful Life

Property and equipment	Declining balance method	4 years
The Company’s land is revalued periodically by an independent appraiser. Any gain on revaluation, net of tax, is credited to accumulated other comprehensive income. On the other hand, loss on revaluation, net of tax, is first netted against accumulated other comprehensive income and the remainder is included in current operations.
Betterments and renewals, enhancing the value of the assets over their recently appraised value, are capitalized. However, routine maintenance and repairs are charged to expense as incurred.
The Company assesses the potential impairment of property and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the assets before impairment, net of accumulated depreciation, when the estimated recoverable value of the assets exceeds the carrying value after impairment.
Intangible Assets
Intangible assets included in other assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized over the estimated economic useful lives of the related assets as follows:

Items	Depreciation Method	Estimated Useful Life

Software	Straight-line	4 years
Others	Straight-line	4 years

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the intangible assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired intangible assets is recorded in current operations up to the cost of the intangible assets before impairment, net of accumulated amortization, when the estimated recoverable value of the assets exceeds the carrying value after impairment.
Discounts on Debentures
Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.
Accrued Severance Benefits
Employees and officers with at least a year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and officers were to terminate their employment at the end of each reporting period.
The Company has adopted a defined benefit pension. Accrued severance benefits and accrued pension benefits are recognized as liabilities for employees and for retired employees who are qualified and choose to receive payments from the pension plan, respectively.
The accrued severance benefits and accrued pension benefits are presented as net of pension plan assets, and when pension plan assets exceed the accrued severance benefits and accrued pension benefits, the excess amount is presented as an investment asset.
Share-Based Payments
The fair value of the goods or employee services received in exchange for the grant of the options is recognized as expense and capital adjustment when the settlement term is equity-settled share based payment. If the fair value of goods or employee services cannot be estimated reliably, the fair value is estimated based on the fair value of the equity granted.
For cash-settled share-based payment, the fair value of the obligation the Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Company is required to measure the fair value at the end of reporting period and at settlement date. The change in fair value is recognized as expense.
Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.
Income Tax and Deferred Income Tax
Income tax expense includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are recognized as the amount which will be credited or charged to income tax expense in the period the related temporary differences reverse in the future. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
Provision and Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.
3. Cash and Due from Bank
Cash and due from banks as of March 31, 2009 and December 31, 2008, are summarized as follows:

(in millions of Korean won)	Bank	Interest Rate(%)	2009		2008

Due from bank	Kookmin Bank	2.20	~~W~~	25,778	~~W~~	1,849
Restricted cash and due from bank as of March 31, 2009 and December 31, 2008, are as follows:

(in millions of Korean won)	2009		2008		Restriction

Due from Bank in Won	~~W~~	3	~~W~~	3	Guarantee deposits
4. Equity Method Investments
Equity method investments as of March 31, 2009, are as follows:

(in millions of Korean won)			2009
Investees	Number of Shares	Ownership(%)	Acquisition Cost		Book Value

Kookmin Bank[1]	496,379,116	100.00	~~W~~	13,027,020	~~W~~	15,872,598
KB Investment & Securities Co., Ltd.	15,600,000	100.00		418,331		436,660
KB Asset Management Co., Ltd.	7,667,550	100.00		101,961		73,489
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		107,643		101,630
KB Investment Co., Ltd.	8,951,797	100.00		104,741		104,948
KB Futures Co., Ltd.	4,000,000	100.00		35,734		31,433
KB Credit Information Co., Ltd.	1,252,400	100.00		42,721		20,613
KB Data Systems Co., Ltd.	800,000	100.00		16,698		3,009

			~~W~~	13,854,849	~~W~~	16,644,380

[1]	The acquisition cost of Kookmin Bank includes the contribution of ~~W~~ 300,000 million for the three-month period ended March 31, 2009.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
Equity method investments as of December 31, 2008, are as follows:

(in millions of Korean won)	Number		2008
Investees	of Shares	Ownership(%)	Acquisition Cost		Book Value

Kookmin Bank[1]	436,379,116	100.00	~~W~~	12,727,020	~~W~~	15,506,919
KB Investment & Securities Co., Ltd.	15,600,000	100.00		418,331		419,267
KB Asset Management Co., Ltd.	7,667,550	100.00		101,961		116,458
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		107,643		97,469
KB Investment Co., Ltd.	8,951,797	100.00		104,741		103,788
KB Futures Co., Ltd.	4,000,000	100.00		35,734		38,206
KB Credit Information Co., Ltd.	1,252,400	100.00		42,721		44,488
KB Data Systems Co., Ltd.	800,000	100.00		16,698		18,457

			~~W~~	13,554,849	~~W~~	16,345,052

The changes in the difference between the acquisition cost of investment and the amount of the underlying equity in investee’s net assets as of March 31, 2009, are summarized as follows:

	Beginning
(in millions of Korean won)	Balance		Increase		Amortization		Ending Balance

KB Investment & Securities Co., Ltd.	~~W~~	93,054	~~W~~	—	~~W~~	5,697	~~W~~	87,357

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
The changes in equity method investments resulting from equity method valuation for the three-month period ended March 31, 2009, are summarized as follows:

(in millions of Korean won)							Valuation under Equity Method
									Gain(Loss) on
									Valuation of				Accumulated
									Equity				Other
	Beginning		Acquisition				Retained		Method		Capital		Comprehensive		Ending
Investees	Balance		Cost		Dividend		Earnings		Investments		Adjustment		Income(loss)		Balance

Kookmin Bank[1]	~~W~~	15,506,919	~~W~~	300,000	~~W~~	—	~~W~~	2,080	~~W~~	233,487	~~W~~	(1,459)	~~W~~	(168,429)	~~W~~	15,872,598
KB Investment & Securities Co., Ltd.		419,267		—		—		—		10,309		—	7,084			436,660
KB Asset Management Co., Ltd.		116,458		—		(49,000)		—		6,031		—	—			73,489
KB Real Estate Trust Co., Ltd.		97,469		—		—		—		4,161		—	—			101,630
KB Investment Co., Ltd.		103,788		—		—		—		786		—	374			104,948
KB Futures Co., Ltd.		38,206		—		(9,000)		—		1,367		—	860			31,433
KB Credit Information Co., Ltd.		44,488		—		(25,200)		—		1,325		—	—			20,613
KB Data Systems Co., Ltd.		18,457		—		(15,000)		—		(448)		—	—			3,009

	~~W~~	16,345,052	~~W~~	300,000	~~W~~	(98,200)	~~W~~	2,080	~~W~~	257,018	~~W~~	(1,459)	~~W~~	(160,111)	~~W~~	16,644,380

[1]	The beginning and ending balances of the investment in Kookmin Bank are net of ~~W~~2,710,349 million. These amounts represent the Company’s issued shares owned by Kookmin Bank and are accounted as capital adjustment in the Company’s statement of financial position.
The subsidiaries’ reviewed and audited financial statements as of March 31, 2009, were used in the application of the equity method. Financial information of above subsidiaries is disclosed in Notes 19 and 20.
Unrealized gain and loss as of March 31, 2009 and December 31, 2008, are listed below:

	2009				2008
	Unrealized		Unrealized		Unrealized		Unrealized
(in million of Korean won)	Loss		Gain		Loss		Gain

Kookmin Bank	~~W~~	794	~~W~~	—	~~W~~	281	~~W~~	—
KB Investment & Securities Co., Ltd.		—		(139)		408		—
KB Credit Information Co., Ltd.		20		—		20		—
KB Data Systems Co., Ltd.		—		(10,278)		—		(8,082)

	~~W~~	814	~~W~~	(10,417)	~~W~~	709	~~W~~	(8,082)

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
5. Loans Receivable
Loans receivable as of March 31, 2009 and December 31, 2008, are as follows:

		Interest
		Rate (%)
		as of
(in millions of Korean won)	Debtors	March 31,2009	2009		2008

General loans in won	KB Investment & Securities Co., Ltd.	—	~~W~~	—	~~W~~	100,000
Subordinated loans in won	KB Investment & Securities Co., Ltd.	5.94		100,000		100,000

			~~W~~	100,000	~~W~~	200,000

The maturities of loans as of March 31, 2009, are as follows:

			4 to 6		7 to 12		1 to 3		Over 3
(in millions of Korean won)	3 Months		Months		Months		Years		Years		Total

Loans in won	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000	~~W~~	100,000
The provision ratio for loans which are subject to allowance for loan losses is as follows:

(in millions of Korean won)	2009		2008

Loans subject to provision	~~W~~	100,000	~~W~~	200,000
Allowance for loan losses		500		1,000
Provision ratio(%)		0.5		0.5
The changes in allowance for loans, subject to allowance for loan losses for the three-month period ended March 31, 2009, are as follows:

(in millions of Korean won)	2009

Beginning balance	~~W~~	1,000
Provision for possible loan losses		—
Reversal of allowance for loans		(500)

Ending balance	~~W~~	500

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
6. Property and Equipment
The changes in property and equipment for the three-month period ended March 31, 2009, are as follows:

	Beginning								Ending
(in millions of Korean won)	Balance		Acquisition		Disposal		Depreciation		Balance

Property and equipment	~~W~~	3,214	~~W~~	83	~~W~~	—	~~W~~	413	~~W~~	2,884
Property and equipment insured as of March 31, 2009, are as follows:

		Insurance
(in millions of Korean won)	Asset Insured	Coverage		Insurance Company

Package insurance	Property and equipment	~~W~~	1,374	Samsung Fire & Marine Insurance Co., Ltd.
7. Intangible Assets
The changes in intangible assets for the three-month period ended March 31, 2009, are as follows:

	Beginning								Ending
(in millions of Korean won)	Balance		Acquisition		Disposal		Amortization		Balance

Software	~~W~~	1,388	~~W~~	—	~~W~~	—	~~W~~	90	~~W~~	1,298
Other intangible assets		621		—		—		40		581

	~~W~~	2,009	~~W~~	—	~~W~~	—	~~W~~	130	~~W~~	1,879

8. Borrowings
Borrowings as of March 31, 2009 and December 31, 2008, are as follows:

				Interest
				Rate (%)
		Date of	Maturity	as of March
(in millions of Korean won)	Lender	Borrowing	Date	31, 2009	2009		2008

Borrowings in won	Hana Bank	2008-09-29	2009-09-29	4.43	~~W~~	10,000	~~W~~	10,000
	Woori Bank	2008-12-16	2009-11-17	4.44		70,000		100,000
	Woori Bank	2008-11-26	2009-03-31	—		—		20,000

						80,000		130,000
Other borrowings		2008-12-19	2009-03-19	—		—		102,000

Total					~~W~~	80,000	~~W~~	232,000

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
Issued debentures by the Company as of March 31, 2009 and December 31, 2008, are as follows:

			Interest
			Rate (%)
	Issued	Maturity	as of March
(in millions of Korean won)	Date	Date	31, 2009	2009		2008

Unguaranteed debentures No. 1	2008-12-12	2011-12-12	7.48	~~W~~	500,000	~~W~~	500,000
Unguaranteed debentures No. 2-1	2009-03-20	2011-03-20	4.98		250,000		—
Unguaranteed debentures No. 2-2	2009-03-20	2012-03-20	5.30		50,000		—

					800,000		500,000
Less: Discounts on debentures					(2,240)		(1,428)

				~~W~~	797,760	~~W~~	498,572

The maturities of the borrowings as of March 31, 2009, are as follows:

			4 to 6		7 to 12		1 to 3
(in millions of Korean won)	3 Months		Months		Months		Years		Total

Borrowings	~~W~~	—	~~W~~	10,000	~~W~~	70,000	~~W~~	—	~~W~~	80,000
Debentures		—		—		—		800,000		800,000

	~~W~~	—	~~W~~	10,000	~~W~~	70,000	~~W~~	800,000	~~W~~	880,000

9. Accrued Severance Benefits
The changes in accrued severance benefits for the three-month period ended March 31, 2009, are summarized as follows:

(in millions of Korean won)	2009

Beginning balance	~~W~~	3,346
Transferred from subsidiaries[1]		109
Provision		1,139
Payment		—

Accrued severance benefits		4,594
Less: Pension plan assets		(2,296)

Ending balance	~~W~~	2,298

[1]	Accrued severance benefits of ~~W~~ 109 million, following the regulation on retirement benefits, were transferred from subsidiaries where the employees have been previously employed.
As of March 31, 2009 and December 31, 2008, the details of pension plan assets are as follows:

(In millions of Korean won)	2009		2008

Cash and cash equivalents	~~W~~	1	~~W~~	438
Time deposits		2,295		1,747

Total	~~W~~	2,296	~~W~~	2,185

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
10. Capital Stock
Details of capital stock as of March 31, 2009, are as follows:

	2009

Number of shares authorized		1,000,000,000
Par value per share	~~W~~	5,000
Number of shares issued[1]		356,351,693

[1]	There were no changes in number of shares for the three-month period ended March 31, 2009.
11. Capital Surplus
The excess value, which is greater than capital reserve, of transferred shares of subsidiaries including treasury shares of Kookmin Bank over the Company’s issued capital stock is recorded as changes from valuation of equity method investments under the capital surplus of shareholders’ equity.
12. Retained Earnings
As required by Article 53 of the Financial Holding Company Act, the Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.
13. Share-Based Payments
Share-based payment plan for executives and employees of the Company for the three-month period ended March 31, 2009, is as follows:

			Maximum Granted
(in number of shares)		Grant Date	Shares	Grant Condition

Stock Grant	1st Series	2008-09-29	110,583	Services fulfillment[1] Achievements of targets[2]

[1]	In order to exercise their stock grants, at least three years of service as vesting period are required for executive directors, while the fulfillment of their remaining contracted service period is required for non-executive directors.

[2]	30 percent of the shares to be granted will be based on the achievement of the targeted asset incremental ratio, while another 30 percent will be based on the targeted return on asset ratio. The remaining 40 percent will be based on the achievement of the targeted relative TSR ratio. However, some of total granted shares will be compensated regardless of the above achievements of the targets as long as service requirement is fulfilled.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
The maximum number of total granted shares is determined on the contract date, and the number of shares to be compensated is determined by the achievements of the targets. The Company may settle the payment by either cash or equity.
The value of stock grant is measured at fair value as of March 31, 2009. The amount for each stock grant is ~~W~~ 33,000 per share.
The changes in the shares to be granted for the three-month period ended March 31, 2009, are as follows:

						Remaining
						Period to
(in number of shares)	Beginning	Granted	Exercise	Expired[1]	Ending	Maturity

Stock grant	160,006	717	—	50,140	110,583	2.46 years

[1]	Stock grant decreased by 46,478 shares as executives and employees voluntarily returned their existing shares. It also decreased by 3,662 shares due to the pre-conversion adjustment to the holding company.
Accrued expense for the three-month period ended March 31, 2009, due to share-based payment plan is ~~W~~ 630 million, and the cost of ~~W~~ 167 million is recorded as salary expense under selling and administrative expenses.
14. Income Tax
Income tax expense for the three-month period ended March 31, 2009, consists of the following:

(in millions of Korean won)	2009

Current income taxes	~~W~~	—
Changes in deferred income taxes due to temporary differences		1,559
Income tax liabilities directly charged to the shareholders’ equity[1]		(1,341)

Income tax expense	~~W~~	218

[1]	Income tax liabilities directly charged to the shareholders’ equity as of March 31, 2009, are as follows:

(in millions of Korean won)	2009

Gain on valuation of equity method investments	~~W~~	(995)
Loss on valuation of equity method investments		(346)

Total	~~W~~	(1,341)

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
The reconciliation between income tax expense and income before income tax is as follows:

(in millions of Korean won)	2009

Income before income tax	~~W~~	238,549

Calculated tax amount of tax rate (24.2%)	~~W~~	57,729
Adjustments
Non-deductible expense		41
Exclusion of deferred income tax from equity method investments		(61,998)
Exclusion of deferred income tax from net operating loss carryforwards		4,168
The effect of changes in tax rate		18
Others		260

Income tax expense	~~W~~	218

Effective tax rate (%)		0.09
The changes in accumulated temporary differences and net operating loss for the three-month period ended March 31, 2009, are as follows:

									Deferred Income Tax
	Temporary Difference								Assets (Liabilities)
(in millions of Korean won)	Beginning		Increase		Decrease		Ending		2009		2008

Equity method investments	~~W~~	(1,391,338)	~~W~~	(259,771)	~~W~~	(259,098)	~~W~~	(1,392,011)	~~W~~	(306,242)	~~W~~	(306,094)
Accrued severance benefits		2,180		1,040		—		3,220		709		480
Accrued pension benefits		(2,180)		(132)		—		(2,312)		(509)		(480)
Compensation cost of stock options		—		630		—		630		139		—
Net operating loss carryforwards		11,466		17,223		—		28,689		6,312		2,523

	~~W~~	(1,379,872)	~~W~~	(241,010)	~~W~~	(259,098)	~~W~~	(1,361,784)		(299,591)		(303,571)

Unrealizable deferred income tax assets (liabilities) [1,2]										(305,800)		(308,220)

Net deferred assets (liabilities)									~~W~~	(6,209)	~~W~~	(4,649)

[1]	Tax effects from equity method valuation are estimated based on each subsidiary’s taxable amount subject to deferred tax and its realization. As of March 31, 2009, ~~W~~ 6,209 million of temporary difference arising from the equity method valuation is recognized as deferred tax liabilities.

[2]	As of March 31, 2009, others and net operating loss carryforwards in deductible temporary differences are not expected to recover in the future; therefore, they are not recognized as deferred income tax assets.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
15. Earnings Per Share
Basic earnings per share for the three-month period ended March 31, 2009, is calculated as follows:

(in Korean won and in number of shares)	2009

Net income	~~W~~	238,330,778,783
Weighted-average number of common shares outstanding[1]		308,944,022
Basic earnings per share	~~W~~	771

[1]	The weighted average number of common shares outstanding is computed as follows:

(in number of shares)	2009

Beginning	356,351,693
Treasury stock[1]	(47,407,671)

Weighted average number of common shares outstanding	308,944,022

[1]	Shares owned by subsidiaries are included in treasury stock, when calculating the number of weighted average number of common shares outstanding.
The basic and diluted earnings per share for the year ended December 31, 2008, were ~~W~~ 2,134.
Basic earnings per share for the three-month period ended March 31, 2009, is equal to diluted earnings per share because there is no dilution in the weighted average number of common stock outstanding.
The number of potential common stock which are not included for the computation of diluted earnings per share for the three-month period ended March 31, 2009, due to the antidilutive effect, but may result in the dilution of earnings per share in the future is as follows:

(in number of shares)	2009[1]

Stock grants	446,814

[1]	The number of granted shares for executives and employees of Kookmin Bank, one of the subsidiaries of the Company, is included in total number of stock grants.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
16. Comprehensive Income
Comprehensive income for the three-month period ended March 31, 2009, consists of:

(in millions of Korean won)	2009

Net income	~~W~~	238,331
Net accumulated comprehensive losses of equity method investments, net of tax effect ~~W~~1,341 million		(161,453)

Comprehensive income	~~W~~	76,878

17. Supplemental Cash Flows Information
Restricted due from banks are not accounted for in statement of cash flows.
Significant transactions not involving cash inflows or outflows for the three-month period ended March 31, 2009, are as follows:

(in millions of Korean won)	2009

Changes in comprehensive income due to valuation of equity method investments	~~W~~	(161,453)
Changes in capital adjustment due to valuation of equity method investments		(1,459)
Changes in retained earnings due to equity method investments	~~W~~	2,080

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
18. Related Party Transactions
The details of the Company’s ownership in its subsidiaries, second tier subsidiaries and equity method investments are summarized in Notes 1 and 4.
As of March 31, 2009, the ownerships in associates over which the Company has significant influence through its subsidiaries are as follows:

		Number of
Investors	Investees	Shares	Ownership (%)
Kookmin Bank	KLB Securities Co., Ltd.[1]	4,854,713	36.41
	Jooeun Industrial Co., Ltd. [1]	1,999,910	99.99
	Balhae Infrastructure Fund	10,407,458	12.61
	Korea Credit Bureau Co., Ltd.	180,000	9.00
	Kookmin Bank Singapore Ltd. [1]	30,000,000	100.00
	Kookmin Finance Asia Ltd. (HK) [1]	700,000	100.00
	JSC Bank CenterCredit	44,136,676	30.55
	KB06-1 Venture Partnership Fund	200	50.00
	KB08-1 Venture Partnership Fund	100	66.67

KB Investment	KB06-1 Venture Partnership Fund	100	25.00
	KB08-1 Venture Partnership Fund	50	33.33
	Kookmin Investment Partnership No.16[1]	184	20.00
	Kookmin China Fund No.1[1]	13	50.00
	KB 03-1 Venture Fund[1]	125	16.67
	NPC 05-6 KB Venture Fund	500	20.00
	NPC 07-5 KB Venture Fund	500	20.00
	KB 03-1 Corporate Restructuring Fund[1]	41	29.00
	KB 06-1 Corporate Restructuring Fund	12	5.38
	NPS 06-5 KB Corporate Restructuring Fund	4,750,000,000	13.57

[1]	Under liquidation as of March 31, 2009.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
Revenues and expenses from significant transactions with the subsidiaries for the three-month period ended March 31, 2009, are as follows:

(in millions of Korean won)		Accounts
				Interest on
		Interest		Due from
Revenues	Expenses	on Loan		Banks		Rent		Total
KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	41	~~W~~	—	~~W~~	41
	KB Investment & Securities Co.,Ltd.		3,334		—		—		3,334
Kookmin Bank	KB Financial Group Inc.		—		—		137		137

		~~W~~	3,334	~~W~~	41	~~W~~	137	~~W~~	3,512

Significant balances with related parties as of March 31, 2009, are as follows:

(in million of Korean won)		Accounts
				Due from		Guarantee
Creditor	Debtor	Loan		Bank		Deposit		Total
KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	25,778	~~W~~	15,085	~~W~~	40,863
	KB Investment & Securities Co., Ltd.		100,000		—		—		100,000

		~~W~~	100,000	~~W~~	25,778	~~W~~	15,085	~~W~~	140,863

Significant balances with related parties as of December 31, 2008, are as follows:

(in million of Korean won)		Accounts
				Due from		Guarantee
Creditor	Debtor	Loan		Bank		Deposit		Total
KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	1,849	~~W~~	13,129	~~W~~	14,978
	KB Investment & Securities Co., Ltd.		200,000		—		—		200,000

		~~W~~	200,000	~~W~~	1,849	~~W~~	13,129	~~W~~	214,978

Compensation for key management for the three-month period ended March 31, 2009, consists of:

(in millions of Korean won)	2009
Salaries	~~W~~	1,222
Accrued severance benefits		72
Share-based payments[1]		167

Total	~~W~~	1,461

[1]	Details of share-based payments are described in Note 13.
Key management includes non-executive directors, registered directors, and non-registered directors who have the authority for making decisions in the Company’s financial planning and management.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
19. Condensed Financial Information of Subsidiaries
The condensed statements of financial position of subsidiaries as of March 31, 2009, are as follows:

(in millions of Korean won)	Total Assets		Total Liabilities		Shareholders’ Equity
Kookmin Bank [1]	~~W~~	270,721,180	~~W~~	252,966,226	~~W~~	17,754,954
KB Investment & Securities Co., Ltd.		1,049,661		703,926		345,735
KB Asset Management Co., Ltd.		103,669		30,159		73,510
KB Real Estate Trust Co., Ltd.		209,644		108,014		101,630
KB Investment Co., Ltd. [1]		286,679		10,454		276,225
KB Futures Co., Ltd.		165,571		134,138		31,433
KB Credit Information Co., Ltd.		47,438		26,845		20,593
KB Data Systems Co., Ltd.		37,955		24,667		13,288

	~~W~~	272,621,797	~~W~~	254,004,429	~~W~~	18,617,368

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.
The condensed statements of income of subsidiaries as of March 31, 2009, are as follows:

							Net Income
	Operating		Operating		Operating		Before Income
(in millions of Korean won)	Revenue		Expense		Income(loss)		Tax		Net Income
Kookmin Bank [1]	~~W~~	11,770,498	~~W~~	11,427,906	~~W~~	342,592	~~W~~	241,980	~~W~~	160,008
KB Investment & Securities Co., Ltd.		120,625		96,634		23,991		23,596		16,555
KB Asset Management Co., Ltd.		15,478		6,794		8,684		8,464		6,031
KB Real Estate Trust Co., Ltd.		11,359		5,421		5,938		5,948		4,161
KB Investment Co., Ltd. [1]		1,662		1,823		(161)		639		785
KB Futures Co., Ltd.		6,052		4,523		1,529		1,649		1,367
KB Credit Information Co., Ltd.		13,319		11,600		1,719		1,720		1,325
KB Data Systems Co., Ltd.		22,565		20,452		2,113		2,292		1,749

	~~W~~	11,961,558	~~W~~	11,575,153	~~W~~	386,405	~~W~~	286,288	~~W~~	191,981

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
20. Financing and Operating Status of Subsidiaries
Financing status of the Company and its subsidiaries as of March 31, 2009, is as follows:

(in millions of Korean won)	Deposits		Borrowings		Debentures[1]		Total

KB Financial Group Inc.	~~W~~	—	~~W~~	80,000	~~W~~	797,760	~~W~~	877,760
Kookmin Bank [2]		166,757,795		17,845,528		39,734,234		224,337,557
KB Investment & Securities Co., Ltd.		53,517		583,263		—		636,780
KB Asset Management Co.,Ltd.		18,859		—		—		18,859
KB Real Estate Trust Co., Ltd.		180		93,406		—		93,586
KB Investment Co., Ltd. [2]		—		9,900		—		9,900
KB Futures Co., Ltd.		122,861		7,000		—		129,861
KB Credit Information Co., Ltd.		—		19,800		—		19,800
KB Data Systems Co., Ltd.		—		7,000		—		7,000

	~~W~~	166,953,212	~~W~~	18,645,897	~~W~~	40,531,994	~~W~~	226,131,103

[1]	Net of discounts.

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.
Operating status of the Company and its subsidiaries as of March 31, 2009, is as follows:

					Cash and Due
(in millions of Korean won)	Loans[1]		Securities		from Bank		Total

KB Financial Group Inc.	~~W~~	99,500	~~W~~	16,644,380	~~W~~	25,778	~~W~~	16,769,658
Kookmin Bank [2]		204,743,274		40,224,429		6,942,963		251,910,666
KB Investment & Securities Co., Ltd.		292,749		634,073		71,223		998,045
KB Asset Management Co., Ltd.		1,818		3,849		84,978		90,645
KB Real Estate Trust Co., Ltd.		1,194		4,172		461		5,827
KB Investment Co., Ltd. [2]		21,567		255,589		1,603		278,759
KB Futures Co., Ltd.		—		26,360		133,161		159,521
KB Credit Information Co., Ltd.		—		—		28,082		28,082
KB Data Systems Co., Ltd.		314		—		16,836		17,150

	~~W~~	205,160,416	~~W~~	57,792,852	~~W~~	7,305,085	~~W~~	270,258,353

[1]	Net of allowance for loan losses, discounted present value, and deferred loan gains (losses).

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
The changes in allowance for loan losses and other assets for each entity for the three-month period ended March 31, 2009, are as follows:

			Increase
(in millions of Korean won)	Beginning		(Decrease)		Ending

KB Financial Group Inc.	~~W~~	1,000	~~W~~	(500)	~~W~~	500
Kookmin Bank [1]		3,677,040		375,177		4,052,217
KB Investment & Securities Co., Ltd.		22,978		(3,124)		19,854
KB Asset Management Co., Ltd.		84		279		363
KB Real Estate Trust Co., Ltd.		65,808		(14,764)		51,044
KB Investment Co., Ltd. [1]		632		(5)		627
KB Futures Co., Ltd.		—		—		—
KB Credit Information Co., Ltd.		37		—		37
KB Data Systems Co., Ltd.		106		(17)		89

	~~W~~	3,767,685	~~W~~	357,046	~~W~~	4,124,731

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.
21. Subsidiaries’ Contribution to Gain and Loss
Subsidiaries’ contributions to the Company’s gain and loss from equity method valuation for the three-month period ended March 31, 2009, are as follows:

			Contribution
(in millions of Korean won)	Amount		Ratio(%)
Kookmin Bank	~~W~~	233,487	90.84
KB Investment & Securities Co., Ltd.		10,309	4.01
KB Asset Management Co., Ltd.		6,031	2.35
KB Real Estate Trust Co., Ltd.		4,161	1.62
KB Investment Co., Ltd.		786	0.31
KB Futures Co., Ltd.		1,367	0.53
KB Credit Information Co., Ltd.		1,325	0.51
KB Data Systems Co., Ltd.		(448)	(0.17)

	~~W~~	257,018	100.00

22. Insurance
As of March 31, 2009, the Company and subsidiaries jointly have financial package insurance policies which include Banker’s Blanket Bond, Directors Reparation Liability Insurance, Professionals Reparation Liability Insurance and Employment Practices Liability Insurance with Samsung Fire & Marine Insurance Co., Ltd. The total insurance coverage is ~~W~~87,500 million.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
23. Commitments
The commitments made with financial institutions on the limit of corporate borrowings and the related amounts already borrowed as of March 31, 2009 and December 31, 2008, are as follows:

	2009				2008
(in millions of Korean won)	Limit for Borrowing		Amounts Borrowed		Limit for Borrowing		Amounts Borrowed

Hana Bank	~~W~~	50,000	~~W~~	10,000	~~W~~	50,000	~~W~~	10,000
Woori Bank		130,000		70,000		130,000		120,000

	~~W~~	180,000	~~W~~	80,000	~~W~~	180,000	~~W~~	130,000

24. Value Added Information
Information for calculating value added for the three-month period ended March 31, 2009, is as follows:

(in millions of Korean won)	2009

Personal expenses	~~W~~	3,443
Severance benefits		1,139
Welfare expenses		546
Rental expenses		221
Depreciation		413
Amortization		130
Tax and dues		46

	~~W~~	5,938

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
25. Disclosure on Expected Impact upon Adoption of K-IFRS
1. Preparation of K-IFRS adoption
Pursuant to the Act on External Audit of Stock Companies, article 13, KB Financial Group Inc. is required to adopt K-IFRS from 2011. Thus, in June 2007, KB Financial Group Inc. formed a task-force (“K-IRFS TFT”) to prepare for the adoption of K-IFRS and is currently in the transitioning process that consists of three phases as follows: Phase I (adoption assessment stage), Phase II (policy setting, system design and development stage) and Phase III (implementation stage).
2. K-IFRS adoption plan and work force
     1) K-IFRS adoption plan

Phase	Period	Procedures
Phase I	June 2007	• Analyzing GAAP differences
(“Adoption	~ February 2008	• Analyzing K-IFRS
assessment stage”)		• Analyzing GAAP differences between K-IFRS and Statements of Korean Financial Accounting Standard (“SKFAS”)
• Analyzing the impacts
• Analyzing the financial impacts
• Analyzing the impacts of specific accounts, disclosure and IT
• Detailed planning for Phase II
• Research and benchmarking on success cases, others

Phase II	March 2008	• Framing accounting policies
(“Policy setting,	~ December 2009	• Framing specific accounting methodology
system design		• Set-up united account structure “Chart of Accounts”
and		• Build Infrastructures for K-IFRS adoption
development		• Establish accounting policies, accounting guidelines and accounting manuals
stage”)		• Restructuring of financial reporting system
• Developing K-IFRS system (define system requirement, analysis, designing, developing, others)
• Knowledge transfer and technical trainings, others

Phase III	January 2010	• Preparing financial data in accordance with K-IFRS
(“Implement		• Preparing financial data as of January 1, 2010
action stage”)		• Preparing quarterly financial and disclosure data for year 2010
     2) Work force
In June, 2007, KB Financial Group Inc. assembled an IFRS task-force team which consists of accounting specialists, accounting-consulting firms and others in order to effectively and efficiently adopt K-IFRS. The team is divided into operates within its specialized areas such as closing, disclosure, allowance for loan losses, revenue recognition, investments, derivative instruments, fair valuation, overseas branches, SPC, and others — based on its significance and efficiency of project management. In addition, IT IFRS team that consists of IT specialist in each area, was organized for K-IFRS IT system development.
KB Financial Group Inc. has reported the progress of the K-IFRS adoption and significant issues to the audit committee, the Board of Directors, and others.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
3. Status of each phase
     1) Phase I (“Adoption assessment stage”)
Between June 2007 and February 2008, KB Financial Group Inc. assessed the potential impacts of K-IFRS adoption and planed detailed procedures.
     a. Analyzing GAAP differences and the financial impacts
KB Financial Group Inc. performed the detailed analysis of the requirements under K-IFRS and identified GAAP differences between SKFAS (current accounting standards) and K-IFRS in order to analyze the impacts on the financial information, business operation, financial reporting system, and financial performance indicators, and others. Consequently, KB Financial Group Inc. identified the impacts on financial information, major accounts, disclosures and IT.
     b. Research on success case and benchmarking
Due to distinctiveness of KB Financial Group Inc., research and benchmarking of the success cases of preceding IFRS adopters among European financial institutions was performed where necessary in order to form possible alternatives.
     2) Phase II (“policy setting, system design and development stage “)
KB Financial Group Inc. started the Phase II since March 2008, and the procedure will be continued until the end of 2009. The purpose of the phase is to frame account policies, structure infrastructures and develop system.
      a. Accounting policy setting
Considering the K-IFRS requirements and KB Financial Group Inc.’s status, KB Financial Group Inc. selected the accounting policies that are deemed to better represent KB Financial Group Inc.’s substance after detailed analysis of accounting treatment options and has outlined specific accounting methodology.
     b. Set-up united account structure “Chart of Accounts”
To produce timely and proper financial data on a consolidated basis in accordance with K-IFRS, KB Financial Group Inc. has set up united account structure.
     c. Building Infrastructures for K-IFRS adoption
For timely and proper financial reporting, KB Financial Group Inc. analyzed the current financial report process, and identified the expected financial impacts. Consequently, KB Financial Group Inc. is restructuring of financial report process and revising the related accounting policies, guidelines and manuals.
     d. System Design
KB Financial Group Inc. completed system analysis and requirement definition for developing K-IFRS system.

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
March 31, 2009
4. Plan going forward
KB Financial Group Inc. will complete its system development as designed by end of July, 2009 and plans to assure the data integrity and the system completeness through sufficient testing till the end of 2009.
In addition, from May to December 2009, KB Financial Group Inc. plans to train its management and employee, and transfer necessary knowledge for adoption of K-IFRS and will have focus training with team and personal in charge to increase the ability and capacity in adoption of K-IFRS.
KB Financial Group Inc. will prepare its first financial statements in accordance with K-IFRS as of January 1, 2010 and will perform quarterly closing thereafter using the developed system.
5. Significant GAAP differences between K-IFRS and SKFAS
KB Financial Group Inc. is expected to face significant GAAP differences between K-IFRS and SKFAS (current accounting standards) upon preparing financial statement in accordance with K-IFRS are, but not limited to, as follows: scope of consolidation, allowance for loan losses, revenue recognition, derecognition of financial instruments, measurement of financial instruments and employee benefits.